Law Office of

Christopher Olander & Associates LLC

Attorney At Law	12407 Garrison Forest Road
Management Consulting	Owings Mills, Maryland 21117
410-363-3274 (office)
309-406-1207 (fax)
443-854-3040 (cell)

July 17, 2007

Via EDGAR and Federal Express

Mark P. Shuman

Branch Chief

    and

Jay Ingram

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Avatech Solutions, Inc.

Registration Statement on Form S-1

Filed on February 2, 2007

Commission File No. 333-140418

Gentlemen:

Filed contemporaneously herewith, via EDGAR, is Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”) of Avatech Solutions, Inc. (the “Company”). We have also sent to Mr. Ingram, by overnight delivery service, a copy of this letter and a copy of the Amendment marked to show changes to the Registration Statement effectuated by the Amendment.

The following indicates the changes made to the Registration Statement in response to your comments communicated by telephone to the undersigned on June 21, 2007:

We have added to Item 17 (Undertakings) of Part II as set forth in Item 512(a)(5)(ii) of Regulation S-K.

Assuming no further comments are deemed necessary by the Commission’s staff, the Company will request that effectiveness of the Registration Statement be accelerated. At that time, Lawrence Rychlak, Executive Vice President and Chief Financial Officer of the Company, will make an acceleration request and provide the acknowledgments set forth in the Commission’s original comment letter.

Please do not hesitate to contact the undersigned if you have any questions or desire any additional information.

Sincerely,

/s/ Christopher Olander
Christopher Olander